UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35508

SANDRIDGE MISSISSIPPIAN TRUST II

(Exact name of registrant as specified in its charter)

The Bank of New York Mellon Trust Company, N.A., Trustee

601 Travis Street, 16th Floor,

Houston, Texas 77002

(512) 236-6555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing Beneficial Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SandRidge Mississippian Trust II has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2020	SANDRIDGE MISSISSIPPIAN TRUST II

By:	The Bank of New York Mellon Trust Company, N.A., as Trustee

	By:	/s/ Sarah Newell
Sarah Newell
Vice President